

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 5, 2016

Via E-mail
Krishna Shivram
Chief Financial Officer
Weatherford International public limited company
Bahnhofstrasse 1, 6340 Baar
Switzerland, CH 6340

> **Re: Weatherford International public limited company**
> **Form 8-K furnished May 4, 2016**
> **File No. 1-36504**

Dear Mr. Shivram:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources